UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

BlackRock Private Credit Fund

(Name of Issuer)

BlackRock Private Credit Fund

(Name of Person(s) Filing Statement)

Class S, Class D and Institutional Shares of Beneficial Interest

(Title of Class of Securities)

BRY4333P7, BRY42WTV3 and BRY13VCK2

(CUSIP Number of class of securities)

John M. Perlowski

BlackRock Capital Investment Advisors, LLC

50 Hudson Yards

New York, NY 10001

(212) 810-5300

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001	Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 320 South Canal Street Chicago, Illinois 60606

October 31, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on October 31, 2024 by BlackRock Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 1,068,302 of its outstanding shares of beneficial interest (the “Shares”) at a price equal to the net asset value per Share as of December 31, 2024 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on November 29, 2024.

2.

56,295 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.

Payment of the purchase price was made in the form of non-interest bearing, non-transferable promissory notes respectively issued to the Shareholders whose tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

4.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $24.79 per Share.

5.

Pursuant to the promissory notes, the Fund paid on or about January 30, 2025 to the tendering Shareholders a total of $1,393,660.96, an amount equal to the aggregate net asset value of the Shares as of the Valuation Date, less the early repurchase deduction, as applicable, and representing the cumulative amount payable under the promissory notes.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

Item 12(b)	Filing Fees

Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKROCK PRIVATE CREDIT FUND

By:	/s/ Diana Huffman
Name: Diana Huffman
Title: Assistant Secretary

Dated: January 28, 2025

EXHIBIT INDEX

Filing Fee Exhibit